QUINTANA ENERGY SERVICES INC.
1415 Louisiana Street, Suite 2900
Houston, Texas 77002

January 23, 2018

Anuja A. Majmudar
Attorney-Advisor
Office of Natural Resources
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Quintana Energy Services Inc.
      Registration Statement on Form S-1
      File No. 333-219837

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*"), Quintana Energy Services Inc. (the "*Company*") hereby confidentially submits its currently expected offering terms of the initial public offering (the "*Offering*") of common stock, par value $0.01 per share (the "*Common Stock*"), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-219837 (the "*Registration Statement*").

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of January 23, 2018. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $12.00 to $15.00 per share of Common Stock, with a midpoint of $13.50 per share. In the Offering, the Company proposes to sell up to 9,259,259 shares of Common Stock. Certain selling stockholders would also grant the underwriters a 30-day option to purchase up to an aggregate of an additional 1,388,889 shares of Common Stock. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Company's and the underwriters' concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as the Company's desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the Offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

*   *   *   *   *

If you have any questions with respect to the foregoing, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 or Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.


Very truly yours,

QUINTANA ENERGY SERVICES INC.

By: /s/ Rogers Herndon

Name: Rogers Herndon
Title: Chief Executive Officer, President and Director


Enclosures

cc: Sarah K. Morgan, Vinson & Elkins L.L.P.
      Gillian A. Hobson, Vinson & Elkins L.L.P.
      G. Michael O'Leary, Andrews Kurth Kenyon LLP
      Taylor E. Landry, Andrews Kurth Kenyon LLP

As filed with the Securities and Exchange Commission on ____________, 2018

Registration No. 333-219837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Quintana Energy Services Inc.
(Exact name of registrant as specified in its charter)

Delaware	1389	82-1221944
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1415 Louisiana Street, Suite 2900
Houston, Texas 77002
(832) 518-4094
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Rogers Herndon
Chief Executive Officer, President and Director
1415 Louisiana Street, Suite 2900
Houston, Texas 77002
(832) 518-4094
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sarah K. Morgan Gillian A. Hobson Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	G. Michael O'Leary Taylor E. Landry Andrews Kurth Kenyon LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated , 2018



PROSPECTUS

QUINTANA ENERGY SERVICES

9,259,259 Shares

Quintana Energy Services Inc.

Common Stock

This is the initial public offering of the common stock of Quintana Energy Services Inc., a Delaware corporation. We are offering 9,259,259 shares of our common stock. No public market currently exists for our common stock. We are an "emerging growth company" and are eligible for reduced reporting requirements. Please see "Risk Factors" and "Summary—Emerging Growth Company Status."

The selling stockholders identified in this prospectus have granted to the underwriters an option to purchase up to 1,388,889 additional shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

We have been approved to list our common stock on the New York Stock Exchange under the symbol "QES."

We anticipate that the initial public offering price will be between $12.00 and $15.00 per share.

Investing in our common stock involves risks. Please see "Risk Factors" beginning on page 28 of this prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Quintana Energy Services Inc. (before expenses)	$	$
Proceeds to the Selling Stockholders (before expenses)	$	$

(1) The underwriters will also be reimbursed for certain expenses incurred in this offering. See "Underwriting (Conflicts of Interest)" for additional information regarding underwriting compensation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common stock to purchasers on or about , 2018 through the book-entry facilities of The Depository Trust Company.

BofA Merrill Lynch

Simmons & Company International
Energy Specialists of Piper Jaffray

Citigroup **Barclays** **Tudor, Pickering, Holt & Co.** **Evercore ISI**

Stephens Inc.

The date of this prospectus is , 2018.

Presentation of Information

At or immediately prior to the closing of this offering, Quintana Energy Services Inc., the issuer of common stock in this offering, will directly or indirectly acquire all of the outstanding equity of QES Holdco LLC ("QES Holdco") and Quintana Energy Services LP from Quintana Energy Services LP's existing investors (the "Existing Investors") and will issue shares of common stock of Quintana Energy Services Inc. to the Existing Investors in exchange for their respective direct or indirect common units representing limited partner interests in Quintana Energy Services LP, including shares issued pursuant to the net exercise of their warrants, and their direct or indirect membership interests in QES Holdco LLC. As a result, Quintana Energy Services Inc. will become the holding company for QES Holdco (which will be merged with and into Quintana Energy Services LP), Quintana Energy Services LP (which will be converted into a limited liability company) and the subsidiaries of Quintana Energy Services LP. See "Summary—Corporate Reorganization" for more information regarding these transactions.

Unless otherwise indicated and except in our historical financial statements included in this prospectus, information presented in this prospectus assumes (i) that the underwriters' option to purchase additional common stock is not exercised and excludes common stock reserved for issuance under our long term incentive plan; (ii) the sale of shares of our common stock in this offering at the initial offering price of $13.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), (iii) the corporate reorganization described above and the net exercise of outstanding warrants for common units representing limited partner interests ("common units") in Quintana Energy Services LP and their exchange of these common units for shares of common stock of the Company in connection with our corporate reorganization, (iv) the issuance of our common stock in connection with the conversion of $33.6 million of outstanding indebtedness under our $44.8 million term loan with certain affiliated parties ("Term Loan") immediately prior to the closing of this offering, and (v) a 33.56780 for 1 reverse stock split of our common stock immediately prior to the closing of this offering. See "Summary—Corporate Reorganization" for more detail regarding these transactions.

Industry and Market Data

This prospectus includes industry data and forecasts that we obtained from internal company surveys, publicly available information and industry publications and surveys. Our internal research and forecasts are based on management's understanding of industry conditions, and such information has not been verified by independent sources. We believe that the third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete. Although we believe these third-party sources are reliable as of their respective dates, neither we, the selling stockholders nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

December 31, 2016 was eight years. We have an extensive and diverse customer base, having served more than 800 customers as of November 30, 2017, with our largest customer accounting for less than 10% of revenue for the year ended December 31, 2016.

- *Seasoned and qualified workforce with strong safety track record and culture.* We believe a key competitive advantage is our retention of a highly-skilled, well-trained core employee base that enables us to provide reliable and safe services for our customers. Safety is essential to all aspects of our business. Many of our customers impose minimum safety requirements on their service providers, and some of our competitors are not permitted to bid on work for certain customers because they do not meet those customers' minimum safety requirements. Our safety track record and reputation impacts our ability to retain and attract new customers. As a result, safety is one of our most important tenets.

- *Experienced management and operating team with track record of achieving growth organically and selectively through acquisitions.* Our executive management team has an average of over 20 years of experience in the energy industry and has overseen the growth of our business segments through both organic means and by integrating several successful, accretive acquisitions. Our four business segments are led by seasoned, cycle-tested managers with an average of over 30 years of experience and eight years of service with QES and predecessor companies. Most of our division heads have been affiliated with their respective divisions before acquisition by QES. In addition, our field managers have geological and engineering expertise in the areas in which they operate and understand the regional challenges that our customers face. We believe their knowledge of our industry and business segments enhances our ability to provide client-focused and basin-specific customer service, which we also believe strengthens our relationships with our customers. Our retention of our highly-skilled managers and employees through the industry downturn has resulted in strong operational performance and execution for our customers.

- *Balance sheet flexibility to pursue multiple accretive growth opportunities.* After giving effect to (i) the conversion of $33.6 million of outstanding indebtedness under our Term Loan into our common stock, (ii) this offering and the use of net proceeds therefrom to fully repay all outstanding borrowings under and terminate our revolving credit facility (the "Revolving Credit Facility") and our Term Loan and the remainder for general corporate purposes and (iii) the entry into a new revolving credit facility (our "New Credit Facility"), as of September 30, 2017, we would have had $30.7 million of cash on hand and $66.2 million of availability under our New Credit Facility, providing us with the flexibility to pursue opportunities to grow our business. For more information on our New Credit Facility, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our New Credit Facility."

Business Strategies

Our principal business objective is to create value for stockholders by profitably and safely continuing to pursue accretive growth opportunities, including organic investments in each of our four business segments, as well as acquisitions in our existing and complementary lines of business. In addition to these growth strategies, we also intend to achieve our business objectives through successfully meeting existing customer demand and exceeding customer expectations in each of our four business segments in conventional and unconventional basins across the U.S. We believe our diversified services address a wide range of customer needs, and the suite of products and services we offer allow us to provide our customers with the specialized products and services new or refurbished equipment. Historically, we have generated high returns through the purchase of new assets for existing business lines and will continue to focus on such opportunities going forward. For example, since the acquisition of DDC in 2007, we organically increased the number of MWD kits available for deployment for directional drilling jobs from ten to 63 at December 31, 2015 (prior to the Archer Acquisition). Additionally, from the time of the acquisition of COWS in 2006 until December 31, 2014 (prior to the CAF Acquisition), we increased our pressure pumping HHP capacity by approximately 778% almost entirely through organic means.

- *Evaluate strategic, accretive acquisitions.* We intend to evaluate accretive acquisitions to strategically enhance our scale and market position in our existing business segments and to add complementary service offerings, while meeting our threshold for targeted financial returns. Our management team has a demonstrated track record of acquiring, consolidating and integrating acquisitions that have realized meaningful synergies and created value for the common unitholders of Quintana Energy Services LP. For example, we completed the Archer Acquisition in late 2015, which significantly increased scale and market position in our existing business segments, added new customer relationships and provided a new service offering (pressure control services). We identified and realized total annual cost savings of approximately $20.0 million through the closure and consolidation of facilities and operating cost synergies. We will continue to pursue accretive acquisitions leveraging our balance sheet flexibility following the offering to facilitate the continued expansion of our asset base, customer base, geographic presence and service offerings, which we believe will permit us to increase our market leadership position and returns for stockholders. We expect that the highly fragmented nature of our industry will afford us the opportunity to make strategic and accretive acquisitions, primarily of independent services companies, leveraging our acquisition and integration expertise.

- *Continue our focus on customer service and safety.* We value our reputation for reliable and qualified personnel and safe operations, and our corporate culture focuses on safety and customized and high quality customer service. Employee development and training is a vital part of our efforts to strengthen our organization and ensure we have an experienced and qualified workforce focused on providing the highest level of customer service while maintaining safe operations. We have a dedicated facility in Ponca City, Oklahoma where we educate and train both new and experienced members of our completion and production services workforce. Additionally, we are in the process of developing a similar training facility in Willis, Texas focused on providing customized education and training to our directional drilling services workforce. Our training programs include classroom and hands-on field work to provide our employees the training required to safely and effectively deliver the results that meet or exceed our customers' specifications and requirements. We seek to increase productivity, efficiency and performance through our employees by providing an environment for ongoing learning both in the classroom and the field. We believe our focus on continuous training and employee development allows us to build long-term relationships with our employees and increases our ability to deliver high-quality services to our customers and our focus on safety has resulted in a total recordable incident rate below industry average.

Preliminary Estimate of Selected Fourth Quarter 2017 Financial Results

Although our results of operations as of and for the three months ended December 31, 2017 are not yet final, based on the information and data currently available, we estimate, on a preliminary basis, that revenue will be within a range of $129.5 million to $132.2 million for the three months ended December 31, 2017, as compared to $58.3 million for the same period in 2016. This increase is primarily attributable to increased rig count and improved market conditions. The improved market conditions resulted in increased utilization and dayrates across most business segments.

Based on currently available information, we also estimate that our net income will be within a range of $1.4 million to $3.6 million for the three months ended December 31, 2017, as compared to a net loss of $35.8 million for the same period in 2016. The change is primarily attributable to significantly higher revenue and lower depreciation expense for the three months ending December 31, 2017. Net income (losses) for the three months ended March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017 include expenses of $0.9 million, $1.0 million, $1.1 million and $1.6 million, respectively, for annual cash bonuses, which collectively represent 100% of the 2017 bonus expense.

In addition, we estimate that Adjusted EBITDA will be within a range of $18.5 million to $19.9 million for the three months ended December 31, 2017, as compared to $(3.8) million for the same period in 2016. This increase is primarily attributable to increased revenue across all business segments.

Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA, see "—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures" below. The following table presents a reconciliation of the non-GAAP financial measures of Adjusted EBITDA to the most directly comparable GAAP financial measure for the three months ended December 31, 2017 (estimated) and 2016 (actual):

	Quarter Ended December 31,		
	2017		2016
	Low	High	Actual
	(in thousands, except unit and per unit data)		
Adjustments to reconcile Adjusted EBITDA to net income (unaudited):			
Net income (loss)	$ 1,360	$ 3,590	$(35,857)
Income tax (expense) benefit	25	20	140
Interest expense, net	3,170	2,870	2,476
Depreciation and amortization expense	11,540	11,310	19,224
Fixed asset impairment	—	—	1,380
Loss on disposition of assets, net	(370)	(310)	5,595
Transaction expense	910	810	914
Rebranding expense	—	—	1,480
Settlement expense	350	250	678
Severance expense	60	30	152
Equipment standup expense	1,470	1,300	11
Adjusted EBITDA	$18,515	$19,870	$ (3,807)

We have prepared these estimates on a materially consistent basis with the financial information presented elsewhere in this prospectus and in good faith based upon our internal reporting as of and for the three months ended December 31, 2017. These estimated ranges are preliminary and unaudited and are thus inherently uncertain and subject to change as we complete our financial results for the three months ended December 31, 2017. We are in the process of completing our customary quarterly close and review procedures as of and for the three months ended December 31, 2017, and there can be no assurance that our final results for this period will not differ from these estimates. During the course of the preparation of our consolidated financial statements and related notes as of and for the three months ended December 31, 2017, we may identify items that could cause our final reported results to be materially different from the preliminary financial estimates presented herein. Important factors that could cause actual results to differ from our preliminary estimates are set forth under the headings "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In addition, these preliminary estimates for the three months ended December 31, 2017 are not necessarily indicative of the results to be achieved for any future period. Our consolidated financial statements and related notes as of and for the three months ended December 31, 2017 are not expected to be filed with the Securities and Exchange Commission (the "SEC") until after this offering is completed. The preliminary estimates have been prepared by and are the responsibility of management. In addition, the preliminary financial results presented above have not been audited, reviewed, or compiled by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto and assumes no responsibility for, and disclaims any association with, this information.

Corporate Reorganization

At or immediately prior to the closing of this offering:

- Quintana Energy Services Inc., the issuer of common stock in this offering, will directly or indirectly acquire all of the outstanding equity of QES Holdco and Quintana Energy Services LP. As a result, Quintana Energy Services Inc. will become the holding company for QES Holdco (which will be merged with and into Quintana Energy Services LP), Quintana Energy Services LP (which will be converted into a limited liability company) and the subsidiaries of Quintana Energy Services LP;

- Quintana Energy Services Inc. will issue shares of its common stock to the Existing Investors in exchange for their respective direct or indirect common units in Quintana Energy Services LP, including shares issued pursuant to the net exercise of their warrants (as described below), and their direct or indirect membership interests in QES Holdco LLC;

- All outstanding warrants held by Archer Holdco LLC ("Archer Holdco," an affiliate of Archer), Robertson QES Investment LLC ("Robertson QES") and affiliates of Geveran Investments Limited ("Geveran") will be net exercised for common units of Quintana Energy Services LP;

- We will consummate a 33.56780 for 1 reverse stock split of our issued and outstanding common stock effective immediately prior to the consummation of this offering and Term Loan Conversion (defined below); and

- Approximately $33.6 million of outstanding indebtedness under our Term Loan held by Archer, Robertson QES and Geveran will convert into shares of our common stock at the initial public offering price (the "Term Loan Conversion").

The following diagram illustrates our simplified ownership structure immediately following our corporate reorganization and this offering (assuming that the underwriters' option to purchase additional shares is not exercised):



Principal Stockholders(1)
Other Existing Investors
Public
67.2% common stock(2)
4.0% common stock
28.8% common stock
Quintana Energy Services Inc.
Quintana Energy Services LLC
Operating Subsidiaries

(1) Quintana, Archer, Geveran and Robertson QES are collectively known as our "Principal Stockholders."

(2) Includes shares of our common stock issued to certain of our Principal Stockholders in connection with (i) the net exercise by our Principal Stockholders of outstanding warrants for common units in Quintana Energy Services LP and their exchange of those common units for shares of our common stock and (ii) the Term Loan Conversion. The information in this prospectus regarding the number of shares issued to certain of our Principal Stockholders in connection with the net exercise of all outstanding warrants and the Term Loan Conversion is based on an assumed initial public offering price of $13.50, the midpoint of the range set forth on the cover of this prospectus. A $1.00 increase (decrease) in the initial public offering price would decrease (increase) the number of shares issued in connection with the net exercise of warrants and the Term Loan Conversion, which would decrease (increase) the aggregate percentage of common stock held by our Principal Stockholders by approximately 0.2%.

Our Principal Stockholders

Upon completion of this offering and following the net exercise of all of the outstanding warrants and their exchange for common stock and the Term Loan Conversion, (i) Quintana will initially own 6,459,524 shares of common stock, representing approximately 20.1% of our outstanding shares of common stock (or 18.6% if the underwriters' option to purchase additional shares is exercised in full), (ii) Archer will initially own approximately 8,212,933 shares of common stock, representing approximately 25.5% of our outstanding shares of common stock (or 23.8% if the underwriters' option to purchase additional shares is exercised in full), (iii) Geveran will initially own approximately 4,375,517 shares of common stock, representing approximately 13.6% of our outstanding shares of common stock (or 12.8% if the underwriters' option to repurchase additional shares is exercised in full), and (iv) Robertson QES will initially own approximately 2,603,517 shares of common stock, representing approximately 8.1% of our outstanding shares of common stock (or 7.7% if the underwriters' option to purchase additional shares is exercised in full). For more information on our reorganization and the ownership of our common stock by our Principal Stockholders, see "Summary—Corporate Reorganization" and "Principal and Selling Stockholders."

Quintana, Archer, Geveran and Robertson QES each own a substantial interest in us. Quintana is a private equity fund with control-oriented equity investments across the oil and natural gas, coal and power industries utilizing approximately $1 billion in capital commitments. Quintana is managed by highly experienced

- when we issue more than $1.0 billion of non-convertible debt over a three-year period; or

- the last day of the fiscal year following the fifth anniversary of this offering.

In addition, Section 107 of the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We may take advantage of these provisions until we are no longer an emerging growth company. Accordingly, the information that we provide you may be different than what you receive from other public companies in which you hold equity interests.

Controlled Company Status

Because the Principal Stockholders will initially own 21,651,491 shares of common stock, representing approximately 67.2% of the voting power of our company following the completion of this offering, and because the Principal Stockholders will be deemed a group as a result of the Equity Rights Agreement, we expect to be a controlled company as of the completion of the offering under Sarbanes-Oxley and rules of the NYSE. A controlled company does not need its board of directors to have a majority of independent directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date and at least three independent directors on our audit committee within one year of the listing date. We expect to have two independent directors upon the closing of this offering.

If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley and rules of the NYSE, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted "phase-in" period. While not currently mandatory given our controlled company status, we have voluntarily established a compensation committee that will be composed entirely of independent directors as of the closing of this offering.

Initially, our board of directors will consist of a single class of directors each serving one-year terms. After we cease to be a controlled company, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for "cause." See "Management—Status as a Controlled Company."

Our Offices

Our principal executive offices are located at 1415 Louisiana Street, Suite 2900, Houston, Texas 77002, and our telephone number at that address is (832) 518-4094. Our website address is www.quintanaenergyservices.com. Information contained on our website does not constitute part of this prospectus.

THE OFFERING

Shares of common stock offered by us	9,259,259 shares.
Shares of common stock offered by the selling stockholders	1,388,889 shares if the underwriters' option to purchase additional shares is exercised in full.
Shares of common stock to be outstanding immediately after completion of this offering and the net exercise of all outstanding warrants and the Term Loan Conversion(1) . . .	32,202,096 shares.
Shares of common stock owned by the Existing Investors immediately after completion of this offering and the net exercise of all outstanding warrants and the Term Loan Conversion	22,942,837 shares (21,553,948 shares if the underwriters' option to purchase additional shares is exercised in full).
	The information in this prospectus regarding the number of shares issued in connection with the net exercise of all outstanding warrants and the Term Loan Conversion is based on an assumed initial public offering price of $13.50, the midpoint of the range set forth on the cover of this prospectus. A $1.00 increase (decrease) in the initial public offering price would decrease (increase) the number of shares of common stock issued in connection with the net exercise of warrants and the Term Loan Conversion, which would decrease (increase) the shares of common stock outstanding by approximately 191,167 (164,799) shares and the shares of common stock owned by the Existing Investors by approximately 191,167 (164,799) shares.
Use of proceeds	We expect to receive approximately $113.2 million of net proceeds from the sale of common stock offered by us after deducting underwriting discounts and estimated offering expenses payable by us.
	We intend to use the proceeds of this offering for the repayment of all outstanding borrowings under our Revolving Credit Facility and $11.2 million of outstanding borrowings under our Term Loan and for general corporate purposes. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders pursuant to any exercise of the underwriters' option to purchase additional shares of common stock. Please see "Use of Proceeds."
	Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $8.7 million and would proportionately increase (decrease) funds available for general corporate purposes.

Conflicts of Interest	Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are lenders under our Revolving Credit Facility, and are each expected to receive more than 5% of the net proceeds of this offering due to the repayment of borrowings thereunder. Accordingly, this offering will be conducted in accordance with Financial Industry Regulatory Authority ("FINRA") Rule 5121. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of "due diligence" in respect to, the registration statement and this prospectus. Tudor, Pickering, Holt & Co. Securities, Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically those inherent in Section 11 of the Securities Act. Additionally, an affiliate of Barclays Capital Inc. is a lender under our Revolving Credit Facility and will receive a portion of the proceeds from this offering. Please read "Underwriting (Conflicts of Interest)."
Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. In addition, our New Credit Facility will place restrictions on our ability to pay cash dividends.
Listing symbol	We have been approved to list our common stock on the NYSE under the symbol "QES."
Reserved Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common stock offered by this prospectus for sale to persons who are directors, officers or employees of us or our affiliates and certain other persons with relationships with us and our affiliates at the public offering price. The sales will be made by the underwriters through a reserved share program. We do not know if these persons will choose to purchase all or any portion of such reserved shares, but any purchases they do make will reduce the number of shares available to the general public. To the extent the allotted shares are not purchased in the reserved share program, we will offer these shares to the public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any directors or executive officers purchasing such reserved shares will be prohibited from selling such stock for a period of 180 days after the date of this prospectus. Please read "Underwriting (Conflicts of Interest)."
Risk Factors	You should carefully read and consider the information beginning on page 28 of this prospectus set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our common stock.

_____

(1) The number of shares of common stock that will be outstanding after this offering excludes (a) the shares of common stock reserved and available for delivery pursuant to awards under the Quintana Energy Services Inc. 2018 Long Term Incentive Plan expected to be adopted in connection with this offering, which will consist of 3,300,000 shares of common stock, or approximately 10% of the total shares of common stock outstanding after this offering and (b) 1,349,524 shares of common stock issuable upon the settlement of certain phantom unit awards outstanding as of immediately prior to the closing of this offering that were originally granted under the Quintana Energy Services LP Long Term Incentive Plan (the "Prior Plan") and remain subject to continued vesting requirements, which plan and awards have been assumed and equitably adjusted by us in connection with this offering. The number of outstanding shares of common stock that will be outstanding after this offering includes 182,350 shares of common stock to be issued to our executive officers and other service providers within 60 days following the closing of this offering in settlement of certain phantom unit awards outstanding as of immediately prior to the closing of this offering that were originally granted under the Quintana Energy Services LP Long Term Incentive Plan and that will become fully vested in accordance with their terms upon the closing of this offering, which awards have been assumed and equitably adjusted by us in connection with this offering.

	Nine Months Ended September 30,		Year Ended December 31,		
	2017	**2016**	**2016**	**2015**	**2014**
	(unaudited)				
	(in thousands, except per share data)				
Operating income (loss)	(15,588)	(113,324)	(146,567)	(55,854)	64,194
Interest expense, net	(8,290)	(5,540)	(8,015)	(3,086)	(1,837)
Other income	724	—	—	—	—
(Loss) income before tax	(23,154)	(118,864)	(154,582)	(58,940)	62,357
Income tax expense	(69)	(27)	(167)	(101)	(195)
Net income (loss)	$ (23,223)	$(118,891)	$(154,749)	$ (59,041)	$ 62,162
Net loss per common unit:					
Basic	$ (0.06)	$ (0.29)	$ (0.37)	$ (0.25)	
Diluted	$ (0.06)	$ (0.29)	$ (0.37)	$ (0.25)	
Weighted average common units outstanding:					
Basic	417,441	416,894	417,032	232,318	
Diluted	417,441	416,894	417,032	232,318	
Pro Forma Information (unaudited)(1)					
Net loss	$ (23,223)		$(154,749)		
Pro forma provision for income taxes	8,314		56,174		
Pro forma net loss	$ (14,909)		$ (98,575)		
Pro forma net loss per common unit:					
Basic	$ (0.04)		$ (0.24)		
Diluted	$ (0.04)		$ (0.24)		
Supplemental Pro Forma Information (unaudited)(2)					
Pro forma net loss per share of common stock:					
Basic	$ (0.46)		$ (3.06)		
Diluted	$ (0.46)		$ (3.06)		
Weighted average pro forma shares of common stock outstanding:					
Basic	32,202		32,202		
Diluted	32,202		32,202		
Statement of Cash Flows Data:					
Net cash provided by (used in):					
Operating activities	$ (18,442)	$ (34,218)	$ (42,835)	$ 32,075	$ 68,077
Investing activities	20,160	2,846	2,266	(54,438)	$ (46,103)
Financing activities	(6,148)	35,741	46,525	15,684	$ (15,756)
Other Financial Data:					
Segment Adjusted EBITDA:					
Directional drilling services	$ 11,965	$ (1,878)	$ (76)	$ 2,502	$ 48,644
Pressure pumping services	17,283	(17,551)	(19,372)	(2,497)	44,832
Pressure control services	2,434	(5,303)	(5,804)	—	—
Wireline services	(3,329)	(4,958)	(6,161)	(5,833)	—
Adjusted EBITDA (unaudited)(3)	$ 22,443	$ (32,870)	$ (36,679)	$ (9,173)	$ 93,742
Purchases of property, plant and equipment	$ (13,519)	$ (4,163)	(7,340)	(14,555)	(51,534)
Balance Sheet Data (at end of period):					
Cash and cash equivalents	$ 7,789	$ 10,632	$ 12,219	$ 6,263	$ 12,942
Total assets	268,566	306,359	273,055	376,337	278,388
Long-term debt, net of discount and deferred financing costs(4)	35,666	112,000	116,463	—	59,759
Total liabilities	185,665	155,272	166,931	124,426	97,276
Total equity	82,901	151,087	106,124	251,911	181,112

(1) Our predecessor was treated as a partnership for federal income tax purposes during the periods presented. As a result, essentially all of the taxable earnings and losses of our predecessor were passed through to its limited partners, and our predecessor did not pay federal income taxes at the entity level. At or immediately prior to the closing of this offering, we will directly or indirectly acquire all of the outstanding equity of our predecessor. As a result, we will become the holding company for our predecessor and its subsidiaries, and,

because we will be a subchapter C corporation under the Internal Revenue Code of 1986, as amended (the "Code"), all of our subsidiaries' earnings will become subject to federal income tax. For comparative purposes, we have included pro forma financial data for the historical periods to give effect to income taxes assuming the earnings of these entities had been subject to federal income tax as a subchapter C corporation since inception. We have calculated income tax expense using a statutory tax rate of 35.8% inclusive of U.S. federal, state and local taxes. Future tax rates will likely be significantly different due to the U.S. federal tax reform completed in December 2017. The unaudited pro forma data is presented for informational purposes only, and does not purport to project our results of operations for any future period or our financial position as of any future date.

(2) Pro forma earnings per share data and weighted average pro forma shares of common stock outstanding give effect to (i) the 33.56780 for 1 reverse stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering and (ii) the issuance by us of 9,259,259 shares of common stock pursuant to this offering, and the application of the net proceeds from this offering as set forth under "Use of Proceeds," assuming an initial public offering price of $13.50 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), (iii) the net exercise of all outstanding warrants for shares of our common stock and (iv) the Term Loan Conversion. This pro forma earnings per share data is presented for informational purposes only and does not purport to represent what our pro forma net income (loss) or earnings (loss) per share actually would have been had these items occurred on January 1, 2016 or to project our net income or earnings per share for any future period.

(3) Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. For a definition and description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated in accordance with GAAP, please read "Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures."

(4) All of our long-term debt balances as of December 31, 2015, totaling $77.0 million, were classified as current.

| | Three Months Ended | |
| | September 30, 2017 | June 30, 2017 |
	(unaudited)	
Statement of Operations Data:		
Revenue	$113,274	$108,459
Operating income (loss)	(6,177)	(335)
Net income (loss)	(8,438)	(3,123)
Other Financial Data:		
Adjusted EBITDA (unaudited)(1)	$ 6,772	$ 11,718
ROIC (unaudited)(1)	(2%)	0%

(1) Adjusted EBITDA and return on invested capital ("ROIC") are supplemental non-GAAP financial measures that are used by management and external users of our financial statements, such as industry analysts, investors and rating agencies. For definitions of these measures and a description of Adjusted EBITDA and reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated in accordance with GAAP, and an explanation of our calculation of ROIC, please read "Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures."

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies.

Adjusted EBITDA is not a measure of net income or cash flows as determined by GAAP. We define Adjusted EBITDA as net income plus income taxes, net interest expense, depreciation and amortization, impairment charges, net loss on disposition of assets, transaction expenses, rebranding expenses, one-time settlement expenses, severance expenses, and equipment standup expense, and less gain on bargain purchase.

We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP, or as an indicator of our operating performance or liquidity. Certain items excluded

The following table provides an explanation of our calculation of ROIC.

	Nine months ended September 30,		Three months ended,		Year ended December 31,		
	2017	**2016**	**September 30, 2017**	**June 30, 2017**	**2016**	**2015**	**2014**
Net income (loss)	$ (23,223)	$(118,891)	$ (8,438)	$ (3,113)	($154,749)	($ 59,041)	$ 62,162
Fixed asset impairment	—	—	—	—	1,380	—	—
Goodwill impairment	—	15,051	—	—	15,051	40,250	—
Gain on bargain purchase	—	—	—	—	—	(39,991)	—
Loss (gain) on disposition of assets, net	(2,300)	(220)	(311)	(332)	5,375	302	—
Transaction expense	—	3,444	—	—	4,358	6,133	—
Rebranding expense	9	757	7	—	2,237	—	—
Settlement expense	3,494	1,041	1,192	913	1,740	—	—
Severance expense . .	202	944	—	20	1,075	305	—
Equipment standup expense	2,362	—	823	1	11	—	—
Interest expense	8,290	5,540	2,901	2,788	8,015	3,086	1,837
Other income	(724)	—	(724)	—	—	—	—
After-tax net operating profit	$ (11,890)	$ (92,334)	$ (4,550)	$ 277	($115,507)	$ (48,956)	$ 63,999
Total capital as of prior year-end / quarter-end							
Total stockholders' equity	$106,124	$ 251,911	$ 91,338	$ 94,451	$ 251,911	$ 181,112	$ —
Total debt	129,435	81,651	117,447	124,442	81,651	59,759	—
Less: Cash and cash equivalents	(12,219)	(6,263)	(11,778)	(10,956)	(6,263)	(12,942)	—
Total capital as of prior year-end / quarter-end	$223,340	$ 327,299	$197,007	$207,937	$ 327,299	$ 227,929	$ —
Total capital as of year-end / quarter-end							
Total stockholders' equity	82,901	151,088	82,901	91,338	106,124	251,911	181,112
Total debt	126,479	117,154	126,479	117,447	129,435	81,651	59,759
Less: Cash and cash equivalents	(7,789)	(10,632)	(7,789)	(11,778)	(12,219)	(6,263)	(12,942)
Total capital as of year-end / quarter-end	$201,591	$ 257,610	$201,591	$197,007	$ 223,340	$ 327,299	$227,929
Average total capital	$212,466	$ 292,455	$199,299	$202,472	$ 275,320	$ 277,614	$227,929
ROIC	(6)%	(32)%	(2)%	0%	(42)%	(18)%	28%

discharge pollutants to such waters. Following the issuance of a presidential executive order to review the rule, the EPA and Corps proposed a rule in June 2017 to repeal the 2015 rule. The EPA and Corps also announced their intent to issue a new rule defining the Clean Water Act's jurisdiction. On November 22, 2017, the EPA and Corps published a proposed rule specifying that the contested June 2015 rule would not take effect until two years after the November 22, 2017 proposed rule is finalized and published in the Federal Register. As a result, future implementation of the June 2015 rule is uncertain at this time. Also, in June 2016, the EPA published final regulations prohibiting wastewater discharges from hydraulic fracturing and certain other natural gas operations to publicly-owned wastewater treatment plants. The Clean Water Act and analogous state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of pollutants and unauthorized discharges of reportable quantities of oil and hazardous substances. Compliance with current and future environmental regulations and permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells and any inability to secure transportation and access to disposal wells with sufficient capacity to accept all of the flowback and produced water on economic terms may increase our customers' operating costs and cause delays, interruptions or termination of our customers' operations, the extent of which cannot be predicted.

Any future indebtedness could restrict our operations and adversely affect our financial condition.

As of September 30, 2017, we had $79.1 million of borrowings outstanding and $5.4 million of outstanding letters of credit under the Revolving Credit Facility and the ability to incur an additional $20.0 million of borrowings. As of September 30, 2017, we had $43.2 million of borrowings outstanding under our Term Loan, including $3.2 million of capitalized interest. As of September 30, 2017, we had $4.2 million of capital leases. As of September 30, 2017, our Revolving Credit Facility was scheduled to mature on September 19, 2018, which was within twelve months of the date of the issuance of our unaudited condensed consolidated financial statements and thereby resulted in a "going concern" paragraph being included by our independent registered public accounting firm in the notes to our condensed consolidated financial statements. However, we expect that all of our existing indebtedness will be repaid or converted to equity in connection with this offering, including all outstanding borrowings under our Revolving Credit Facility, and we expect to enter into our New Credit Facility in connection with this offering, under which we expect to have $66.2 million of availability for future borrowings. For more information on our New Credit Facility, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our New Credit Facility."

Following this offering, we may incur indebtedness to fund capital expenditures and for working capital needs. Our level of indebtedness may adversely affect our operations and limit our growth, and we may have difficulty making debt service payments on our indebtedness as such payments become due. Our indebtedness may affect our operations in several ways, including the following:

- our indebtedness may increase our vulnerability to general adverse economic and industry conditions;

- the covenants contained in the agreements that will govern our indebtedness limit our ability to borrow funds, dispose of assets, pay dividends and make certain investments;

- our debt covenants will also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

- any failure to comply with the financial or other covenants of our indebtedness could result in an event of default, which could result in some or all of our indebtedness becoming immediately due and payable;

- our indebtedness could impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes; and price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, financial condition and results of operations.

The Principal Stockholders have the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other stockholders.

Upon completion of this offering, the net exercise of outstanding warrants and the Term Loan Conversion, the Principal Stockholders will own, on a combined basis, approximately 67.2% of our voting stock (or approximately 62.9% if the underwriters' option to purchase additional shares is exercised in full). As a result, on a combined basis, the Principal Stockholders will be able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of the Principal Stockholders with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

Given this concentrated ownership, the Principal Stockholders would have to approve any potential acquisition of us. The existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. Moreover, the Principal Stockholders' concentration of stock ownership may adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

In addition, our Equity Rights Agreement provides Quintana with the right to appoint two directors to our board of directors, provides Archer with the right to appoint two directors to our board of directors and provides Geveran with the right to appoint one director to our board of directors. Due to the Equity Rights Agreement, the Principal Stockholders will also be deemed a "group" for purposes of certain rules and regulations of the SEC. As a result, we expect to be a controlled company within the meaning of the NYSE corporate governance standards. See "Management—Status as a Controlled Company."

Certain of our executive officers and directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities. Certain of our executive officers and directors, who are responsible for managing the direction of our operations, hold positions of responsibility with other entities (including affiliated entities) that are in the oil and natural gas industry. These executive officers and directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our management's business affiliations and the potential conflicts of interest of which our stockholders should be aware, see "Certain Relationships and Related Party Transactions."

Our amended and restated certificate of incorporation also contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law (the "DGCL"), and prevents us from engaging in a business combination, such as a merger, with a person or group who acquires at least 15% of our voting stock for a period of three years from the date such person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved as prescribed in our amended and restated certificate of incorporation. However, our amended and restated certificate of incorporation also provides that our Principal Stockholders and any persons to whom our Principal Stockholders sell their common stock will be excluded from the definition of "interested stockholder".

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $6.65 per share.

Based on an assumed initial public offering price of $13.50 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $6.65 per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of September 30, 2017 after giving effect to this offering would be $6.85 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay cash dividends on our common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare cash dividends on shares of our common stock in the foreseeable future. Additionally, our New Credit Facility will place certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

After the expiration or waiver of the lock-up provision contained in the underwriting agreement entered into in connection with this offering, we may sell additional shares of common stock in subsequent public offerings or may issue additional shares of common stock or convertible securities. After the completion of this offering, we will have outstanding 32,202,096 shares of common stock. This number includes 9,259,259 shares that we are selling in this offering and 1,388,889 shares that the selling stockholders may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. It also includes 2,491,263 shares of common stock issued in connection with the Term Loan Conversion. Following the completion of this offering, and assuming full exercise of the underwriters' option to purchase additional shares, net exercise of all outstanding warrants and the Term Loan Conversion, the Existing Investors will own 21,553,948 shares of our common stock, or approximately 66.9% of our total outstanding shares. The Principal Stockholders, who will own 20,262,602 shares of our common stock, or approximately 62.9% of our total outstanding shares, will be party to a registration rights agreement, which will require us to effect the registration of any shares of common stock that they own in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 4,831,874 shares of our common stock issued or reserved for issuance under our equity incentive plan specifically, (i) 3,300,000 shares reserved under the Quintana Energy Services Inc. Long-Term Incentive Plan and (ii) 1,531,874 shares subject to outstanding phantom unit awards granted under the Quintana Energy Services LP Long-Term Incentive Plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and/or sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, all of our directors and executive officers, the selling stockholders and our Principal Stockholders have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. See "Underwriting (Conflicts of Interest)" for more information on these agreements. If shares subject to the lock-up agreements are released, then the common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation will authorize our board of directors to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes

USE OF PROCEEDS

We expect to receive net proceeds of approximately $113.2 million from the sale of shares of common stock in this offering, based on an assumed initial public offering price of $13.50 per share (the midpoint of the price range on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds from this offering as follows:

- approximately $79.1 million to fully repay indebtedness under our Revolving Credit Facility;

- approximately $11.2 million to fully repay the remaining outstanding indebtedness under our Term Loan following the Term Loan Conversion; and

- the remainder for other general corporate purposes, including working capital and the purchase of additional equipment and complementary business segments.

As of September 30, 2017, we had $79.1 million of borrowings outstanding and $5.4 million outstanding letters of credit under the Revolving Credit Facility and the ability to incur an additional $20.0 million of borrowings. As of September 30, 2017, the weighted average interest rate on amounts borrowed under the Revolving Credit Facility was approximately 5.99%. We have incurred this indebtedness from time to time under the Revolving Credit Facility to finance certain acquisitions, to fund capital expenditures and for working capital purposes. The Revolving Credit Facility matures on September 9, 2018. In connection with the consummation of this offering, we intend to enter into the New Credit Facility, which we expect to have $66.2 million of availability for future borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our New Credit Facility".

As of September 30, 2017, we had $43.2 million of borrowings outstanding under our Term Loan, including $3.2 million of capitalized interest. Interest on the unpaid principal is at a rate of 10.0% per annum, accrues on a daily basis and is paid in arrears at the end of each fiscal quarter. At the end of each quarter all accrued and unpaid interest is paid in kind by capitalizing and adding to the outstanding principal balance. We incurred this indebtedness under the Term Loan to repay $22 million of existing indebtedness, fund balance sheet growth and for general corporate purposes. The Term Loan matures on December 19, 2020. At or immediately prior to the closing of this offering, pursuant to the Term Loan Conversion, $33.6 million of outstanding indebtedness under our Term Loan will convert into shares of common stock of the Company at the initial public offering price, and the remaining borrowings under our Term Loan will be repaid as described above.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, to increase (decrease) by approximately $8.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price, then we would reduce by a corresponding amount the net proceeds directed to general corporate purposes.

The selling stockholders will receive approximately $17.6 million in net proceeds from this offering if the underwriters exercise in full their option to purchase additional shares. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders pursuant to the underwriters' option to purchase additional shares. We will pay all expenses related to this offering, other than underwriting discounts and commissions relating to the shares sold by the selling stockholders.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2017:

- on an actual basis; and

- on an as adjusted basis after giving effect to (i) the transactions described under "Summary—Corporate Reorganization," including the net exercise of outstanding warrants for common units and their subsequent exchange of common units for shares of common stock, the Term Loan Conversion, the 33.56780 for 1 reverse stock split of our issued and outstanding common stock and increase in our authorized shares of capital stock effected immediately prior to the consummation of this offering; (ii) the sale of shares of our common stock in this offering at the initial offering price of $13.50 per share (the midpoint of the price range set forth on the cover page of this prospectus); (iii) the application of the net proceeds from this offering as set forth under "Use of Proceeds"; and (iv) the entry into, and effectiveness, of our New Credit Facility.

The as adjusted information set forth in the table below is illustrative only, and the as adjusted information will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read the following table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2017	
	Historical(1)	As Adjusted
	(in thousands, except share counts and par value)	
Cash and cash equivalents(2)	$ 7,789	$ 30,693
Long-term debt obligations:		
Revolving Credit Facility(3)(4)	$ 79,071	$ —
Term Loan(3)(5)	43,224	—
New Credit Facility(6)	—	—
Capital leases	4,184	4,184
Total long-term debt obligations	126,479	4,184
Less: current portion of debt and capital lease obligation	(79,402)	(331)
Less: deferred financing costs	(1,854)	—
Less: debt discount(7)	(5,704)	—
Total long-term debt	39,519	3,853
Partners'/Stockholders' equity:		
Common units(8)	212,630	—
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding (Actual); 160,000,000 shares authorized, 32,202,096 shares issued and outstanding (As Adjusted)(8)	—	359,462
Preferred stock, $0.01 par value; no shares authorized, issued or outstanding (Actual), 10,000,000 shares authorized, no shares issued and outstanding (As Adjusted)	—	—
Retained earnings (deficit)	(129,729)	(138,921)
Total partners'/stockholders' equity(8)	82,901	220,541
Total capitalization	$ 209,380	$ 224,725

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(1) Quintana Energy Services Inc. was incorporated in April 2017. The data in this table has been derived from the historical unaudited condensed consolidated financial statements included in this prospectus which pertain to the assets, liabilities, revenues and expenses of our accounting predecessor, Quintana Energy Services LP.

(2) A $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, total stockholders' equity and total capitalization by approximately $8.7 million, $8.7 million and $8.7 million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $13.50 per share would increase (decrease) cash and cash equivalents, total stockholders' equity and total capitalization by approximately $12.7 million, $12.7 million and $12.7 million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3) Our Revolving Credit Facility and Term Loan, and the interest expense and deferred financing costs related thereto, are reflected in our financial statements. Please refer to Note 9 of the consolidated financial statements of Quintana Energy Services LP and related notes appearing elsewhere in this prospectus for further information.

(4) As of January 15, 2018, we had $80.1 million of borrowings outstanding and $5.4 million outstanding letters of credit under the Revolving Credit Facility and the ability to incur an additional $18.0 million of borrowings. In connection with the consummation of this offering, we intend to fully repay and terminate the Revolving Credit Facility and Term Loan. For more information on our New Credit Facility, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our New Credit Facility."

(5) Includes $3.2 million in capitalized interest. As of January 15, 2018, we had $44.3 million of borrowings outstanding under our Term Loan, including capitalized interest.

(6) Concurrently with, and conditioned upon, the consummation of this offering, we expect to enter into the New Credit Facility. Borrowings under our New Credit Facility may vary significantly from time to time depending on our cash needs and availability determined by our borrowing base at any given time. We expect to have initial availability of approximately $66.2 million under our New Credit Facility. In connection with the consummation of this offering, we intend to fully repay and terminate the Revolving Credit Facility and Term Loan. For more information on our New Credit Facility, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our New Credit Facility."

(7) Please refer to Note 8 of the consolidated annual financial statements of Quintana Energy Services LP and related notes appearing elsewhere in this prospectus for further information on the Term Loan.

(8) As of January 15, 2018, Quintana Energy Services LP had 417,441,074 common units outstanding. Following our corporate reorganization, as described in "Summary—Corporate Reorganization", our authorized capital stock will consist of 160,000,000 shares of common stock and 22,942,837 shares of common stock will be outstanding. In connection with this offering, we will issue an additional 9,259,259 shares of common stock and, immediately following the completion of this offering, we will have 32,202,096 total shares of common stock outstanding.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our net tangible book value as of September 30, 2017, after giving pro forma effect to the transactions described under "Summary—Corporate Reorganization," including the issuance of shares of common stock pursuant to the net exercise and subsequent exchange of all outstanding warrants, the Term Loan Conversion and the 33.56780 for 1 reverse stock split, was approximately $107.3 million, or $4.68 per share of common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering including giving effect to the transactions described under "Summary—Corporate Reorganization" described above. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of September 30, 2017 would have been approximately $220.5 million, or $6.85 per share. This represents an immediate increase in the net tangible book value of $2.17 per share to the Existing Investors and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $6.65 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$13.50
Pro forma net tangible book value per share as of September 30, 2017 (after giving effect to the transactions described under "Summary—Corporate Reorganization" described above)	$4.68	
Increase per share attributable to new investors in this offering	2.17	
As adjusted pro forma net tangible book value per share after giving further effect to this offering		6.85
Dilution in pro forma net tangible book value per share to new investors in this offering(1)		$ 6.65

(1) If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would increase (decrease) by $0.69 or $(0.70), respectively.

The following table summarizes, on an adjusted pro forma basis as of September 30, 2017, the total number of shares of common stock owned by the Existing Investors and to be owned by new investors, the total consideration paid, and the average price per share paid by the Existing Investors and to be paid by new investors in this offering at $13.50, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price
	Number	Percent	Amount (in millions)	Percent	Per Share
Existing Investors(1)	22,942,837	71.2%	$ —	0.0%	$13.50
New investors in this offering	9,259,259	28.8	125.0	100.0	
Total	32,202,096	100.0%	$125.0	100.0%	

(1) A $1.00 increase (decrease) in the initial public offering price would decrease (increase) the number of shares issued to certain of the Existing Investors in connection with the net exercise of warrants and the Term Loan Conversion, which would decrease (increase) the shares of common stock outstanding by approximately 191,167 (164,799) shares and the percentage of shares of stock owned by the Existing Investors by approximately 0.2%.

The table includes only the 182,350 shares of common stock to be issued in connection with the settlement of certain phantom units and excludes 3,300,000 shares of common stock reserved for issuance under the Quintana Energy Services Inc. 2018 Long-Term Incentive Plan and 1,349,524 shares of common stock to be issued in connection with the settlement of certain phantom units granted under the Quintana Energy Services LP Long-Term Incentive Plan. Please see "Summary—The Offering" and "Executive Compensation and Other Information—Additional Narrative Disclosures—Quintana Energy Services LP Phantom Units" for more information.

If the underwriters' option to purchase additional shares from the selling stockholders is exercised in full, the number of shares held by new investors will be 10,648,148, or approximately 33.1% of the total number of outstanding shares of common stock, and the number of shares held by Existing Investors will be 21,553,948, or approximately 66.9% of the total number of outstanding shares of common stock.

accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP, or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a definition and description of Adjusted EBITDA and reconciliations of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures."

Items Affecting Comparability of Our Future Results of Operations to Our Historical Results of Operations

Our historical financial results discussed below may not be comparable to our future financial results for the reasons described below.

- We completed certain strategic acquisitions and dispositions, including the acquisition of Cimarron Acid & Frac, LLC ("CAF") in January 2015 and the acquisition of the pressure pumping, directional drilling, wireline and pressure control services businesses (the "Archer Acquisition") from Archer Well Company Inc. ("Archer") in December 2015. Over the course of the first quarter of 2017 we sold select wireline and pressure pumping assets for aggregate sale proceeds of $27.6 million. While we expect continued growth, expansions and strategic divestitures in the future, it is likely such growth, expansions and divestitures will be economically different from the acquisitions and divestitures discussed above, and such differences in economics will impact the comparability of our future results of operations to our historical results.

- Quintana Energy Services Inc. is subject to U.S. federal and state income taxes as a corporation. Our predecessor, Quintana Energy Services LP, was and is treated as a flow-through entity for U.S. federal income tax purposes, and as such, is generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income is passed through to its partners. Accordingly, the financial data attributable to our predecessor contains no provision for U.S. federal income taxes or income taxes in any state or locality (other than franchise tax in the State of Texas). Prior to tax reform, we would have been subject to U.S. federal, state and local taxes at a blended statutory rate of 36.3% of pre-tax earnings. Based on the tax reform completed in December 2017, we expect our tax rate to be significantly lower.

- As of September 30, 2017, on a pro forma basis giving effect to (i) the conversion of $33.6 million of outstanding indebtedness under our Term Loan into our common stock, (ii) this offering and the use of net proceeds therefrom to fully repay all outstanding borrowings under and terminate our Revolving Credit Facility and our Term Loan and the remainder for general corporate purposes and (iii) the entry into our New Credit Facility, we expect to have no outstanding total indebtedness, compared to the actual outstanding indebtedness of $114.7 million as of September 30, 2017, which will significantly impact our interest expense following the offering.

- As we further implement controls, processes and infrastructure applicable to companies with publicly traded equity securities, it is likely that we will incur additional selling, general and administrative ("SG&A"), expenses relative to historical periods.

Our future results will depend on our ability to efficiently manage our combined operations and execute our business strategy.

Wireline services. Adjusted EBITDA for our wireline services business segment decreased $0.3 million, or approximately 5.6%, to $(6.2) million in 2016, compared to $(5.8) million in 2015. The decrease was attributable to lower utilization and pricing driven by prevailing market conditions and a 201.7% increase in direct operating expenses driven by the additional costs assumed via the Archer wireline business.

Liquidity and Capital Resources

We require capital to fund ongoing operations, including maintenance expenditures on our existing fleet and equipment, organic growth initiatives, investments and acquisitions. Our primary sources of liquidity to date have been capital contributions from our equity holders, borrowings under our Revolving Credit Facility and our Term Loan and cash flows from operations. At September 30, 2017, we had $7.8 million of cash and equivalents and $20.0 million available to draw on the Revolving Credit Facility, which resulted in a total liquidity position of $27.8 million. As discussed in Note 2 to our unaudited financial statements, as of September 30, 2017 we had $79.1 million of debt outstanding under our Revolving Credit Facility that matures September 19, 2018 classified as a current liability, and $43.2 million of debt outstanding under our Term Loan that matures December 19, 2020.

In connection with the consummation of this offering, we intend to convert $33.6 million of outstanding indebtedness under our Term Loan into shares of common stock of the Company, to fully repay and terminate the Revolving Credit Facility and our Term Loan and to enter into our New Credit Facility, which we expect to have $66.2 million of availability for future borrowings. On a pro forma basis giving effect to these transactions, as of September 30, 2017, we would have had no outstanding indebtedness, $30.7 million of cash on hand and $66.2 million of available revolver capacity under our New Credit Facility. For more information on our New Credit Facility, please see "Our New Credit Facility" below. Following the completion of this offering, we anticipate that our primary sources of liquidity will be proceeds from this offering, borrowings under our New Credit Facility, cash flows from operations (once positive), and future issuances of debt and equity. As our drilling and completion activity in the U.S. has increased with the rise in commodity prices since 2016, our cash flow from operations has begun to improve and we expect cash flows to continue to improve if drilling and completion activity continues to increase. However, there is no certainty that cash flows will continue to improve or our that we will have positive operating cash flow for a sustained period of time. Our operating cash flow is sensitive to many variables, the most significant of which are utilization and profitability, the timing of billing and customer collections, payments to our vendors, repair and maintenance costs and personnel, any of which may affect our cash available.

Our primary use of capital has been for investing in property and equipment used to provide our services. Following the completion of this offering, our primary uses of cash will be for replacement and growth capital expenditures, including acquisitions and investments in property and equipment. We regularly monitor potential capital sources, including equity and debt financings, in an effort to meet our planned capital expenditures and liquidity requirements. Our future success will be highly dependent on our ability to access outside sources of capital.

Term Loan

We have a $40 million Term Loan that matures on December 19, 2020. We received $35 million under the Term Loan on December 19, 2016, of which $22 million was used to pay down our Revolving Credit Facility. The remaining $5 million was subsequently funded in January 2017. The Term Loan is secured on a second lien basis and is subordinate to our Revolving Credit Facility. In connection with the consummation of this offering, we intend to convert $33.6 million of outstanding indebtedness under our Term Loan into shares of common stock of the Company, to fully repay and terminate the Revolving Credit Facility and our Term Loan and to enter into our New Credit Facility. For more information on our New Credit Facility, please see "Our New Credit Facility" below.

The outstanding principal amount of the Term Loan, together with the accrued and unpaid interest, is required to be repaid on the December 19, 2020 maturity date. We are not required to make principal payments under the Term Loan other than at maturity. The Term Loan is not revolving in nature and principal amounts paid or prepaid may not be re-borrowed. Interest on the unpaid principal is at a rate of 10.0% interest per annum and accrues on a daily basis and is paid in arrears at the end of each fiscal quarter. At the end of each quarter all accrued and unpaid interest is paid in kind by capitalizing and adding to the outstanding principal balance. We did not make any cash interest payments on the Term Loan during 2016 and 2017. As of September 30, 2017, $3.2 million was capitalized and added to the outstanding principal balance of the Term Loan.

The Term Loan contains certain customary representations and warranties, affirmative covenants, negative covenants and events of default. The negative covenants include restrictions on our ability to incur additional indebtedness, acquire and sell assets, create liens, make investments and make distributions.

The Term Loan agreement requires the maximum Tranche B Loan to Value Ratio (as defined in the Revolving Credit Facility) not to be greater than 77% for each quarter ending after December 19, 2016 and not to permit liquidity to be less than $6.75 million at each calendar month-end. We were in compliance with these debt covenants at September 30, 2017.

If an event of default (as such term is defined in the Term Loan) occurs, the agent would be entitled to take various actions, including the acceleration of amounts due under the Term Loan, termination of the commitments under the Term Loan and all remedial actions available to a secured creditor. The events of default include customary events for a financing agreement of this type, including, without limitation, payment defaults, material inaccuracies of representations and warranties, defaults in the performance of affirmative or negative covenants (including financial covenants), bankruptcy or related defaults, defaults relating to judgments, breach or nonperformance under a material contract, the occurrence of a change in control and breach, non-performance or early termination of any material contract.

Our New Credit Facility

Concurrently with, and conditioned upon, the consummation of this offering, we intend to enter into a new senior secured asset-based revolving credit facility consisting of a maximum $100 million of revolving credit commitments, with both a swing line with a sublimit of $15 million and letter of credit subfacility with a sublimit of $20 million. Upon consummation of this offering, we expect that we will have $66.2 million of availability under our revolving credit facility which may be utilized for working capital and other general corporate purposes. Borrowings under our new credit facility may vary significantly from time to time depending on our cash needs at any given time.

Our new credit facility will be entered into by the Company and certain other domestic subsidiaries of the Company (collectively, the "Borrowers") and evidenced by a credit agreement dated as of on or about the date of the offering, with Bank of America, N.A., as administrative agent, and certain other financial institutions party thereto (the "New Credit Facility"). Pursuant to the New Credit Facility, the Borrowers will be entitled to borrow (and/or request letters of credit be issued) up to the amount of the borrowing base then in effect. The borrowing base will be determined by the sum of a percentage of value of the Borrowers' billed accounts receivable, unbilled accounts receivable and inventory, subject to customary reserves and eligibility criteria. At no time will the maximum principal amount of revolving credit loans, together with the face amount of letters of credit, under the New Credit Facility be permitted to exceed the lesser of the then effective borrowing base (less any applicable reserves) or $100 million, absent the Borrowers obtaining additional commitments from existing or new lenders. As of the effective date of the New Credit Facility, the initial borrowing base is expected to be approximately $70.0 million.

All of the obligations under the New Credit Facility will be guaranteed by each of the Borrowers (as to the obligations of each of the other Borrowers) and by certain of the Borrowers' wholly owned domestic restricted subsidiaries and secured by a first priority perfected security interest (subject to permitted liens) in substantially all of the personal property of the Borrowers and such subsidiary guarantors, excluding certain assets.

Loans to the Borrowers under the New Credit Facility may be base rate loans or LIBOR loans. The applicable margin for base rate loans will vary from 1.50% to 2.00% per annum, and the applicable margin for LIBOR loans will vary from 2.50% to 3.00% per annum, in each case depending on the Borrowers' average daily usage of the New Credit Facility during the preceding fiscal quarter. The Borrowers will be permitted to repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR breakage costs.

In addition, a fee of either 0.50% or 0.625% (depending upon usage of the New Credit Facility) per annum will be charged on the average daily unused portion of the revolving commitments. Such fee is payable quarterly in arrears.

The New Credit Facility contains various affirmative and negative covenants, including financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates. Certain affirmative covenants, including certain reporting requirements and requirements to establish cash dominion accounts with the administrative agent, are triggered by failing to maintain availability under the New Credit Facility at or above specified thresholds or by the existence of an event of default under the New Credit Facility. Certain baskets and carve-outs from the negative covenants, including as to permit certain restricted payments and investments, are subject to maintaining availability under the New Credit Facility at or above a specified threshold and the absence of a default under the New Credit Facility.

The New Credit Facility will contain a "springing" minimum fixed charge coverage ratio of 1.0 to 1.0 that is triggered when availability under the New Credit Facility falls below a specified threshold and is tested until availability exceeds a separate specified threshold for 30 consecutive days.

The New Credit Facility contains events of default customary for facilities of this nature, including, but not limited, to: (i) events of default resulting from the Borrowers' failure or the failure of any credit party to comply with covenants (including the above-referenced financial covenant during periods in which the financial covenant is tested); (ii) the occurrence of a change of control; (iii) the institution of insolvency or similar proceedings against the Borrowers or any credit party; and (iv) the occurrence of a default under any other material indebtedness the Borrowers or any guarantor may have. Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the New Credit Facility, the lenders will be able to declare any outstanding principal balance of our New Credit Facility, together with accrued and unpaid interest, to be immediately due and payable and exercise other remedies, including remedies against the collateral, as more particularly specified in the New Credit Facility.

Capital Requirements and Sources of Liquidity

During the year ended December 31, 2016, our capital expenditures (net of proceeds from dispositions of equipment), excluding acquisitions, were approximately $6.5 million, $0.1 million, $0.7 million and $0.0 million in our directional drilling services business segment, pressure pumping services business segment, pressure control services business segment and wireline services business segment, respectively, for aggregate net capital expenditures of approximately $7.3 million primarily for the purchase of new drilling motors and replacement of MWD kits.

For the year ended December 31, 2015, our aggregate capital expenditures were approximately $14.6 million. This amount includes approximately $4.4 million, $4.0 million and $6.2 million, respectively, allocated to our directional drilling, pressure pumping services and wireline services business segments, including the purchase of new drilling motors and wireline units.

We believe that the proceeds of this offering, our operating cash flow and available borrowings under our New Credit Facility will be sufficient to fund our operations for at least the next 12 months. As drilling and completion activity in the U.S. has increased with the rise in commodity prices since 2016, our cash flow from operations has begun to improve and we expect cash flows to continue to improve if drilling and completion activity continues to increase. However, our operating cash flow is sensitive to many variables, the most significant of which are utilization and profitability, the timing of billing and customer collections, payments to our vendors, repair and maintenance costs and personnel, any of which may affect our cash available. Significant additional capital expenditures will be required to conduct our operations and there can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of capital expenditures and make expected distributions. Further, we do not have a specific capital expenditures acquisition budget for 2017 or 2018 since the timing and size of acquisitions cannot be accurately forecasted. In the event we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures or distributions and/or seek additional capital. If we seek additional capital for that or other reasons, we may do so through borrowings under our New Credit Facility, joint venture partnerships, asset sales, offerings of debt and equity securities or other means. We cannot assure that this additional capital will be available on acceptable terms or at all. If we are unable to obtain funds we need, we may not be able to complete acquisitions that may be favorable to us or to finance the capital expenditures necessary to conduct our operations.

Contractual and Commercial Commitments

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2016 (in thousands):

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual obligations:					
Long-term debt, including current portion(1)	$125,100	—	$ 90,000	35,100	—
Operating lease obligations(2)	20,545	6,281	9,020	3,293	1,951
Capital lease obligations(3)	6,347	630	1,260	1,260	3,197
Purchase commitments to sand suppliers(4)	17,635	5,949	8,518	3,168	—
	$169,627	$12,860	$108,798	$42,821	$5,148

(1) The long-term debt excludes interest payments on each obligation. The table above does not reflect our use of a portion of the net proceeds from this offering to fully repay all outstanding borrowings under and terminate our Revolving Credit Facility and Term Loan. Please see "Use of Proceeds." In connection with the consummation of this offering, we intend to convert $33.6 million of outstanding indebtedness under our Term Loan into shares of common stock of the Company, to fully repay and terminate the Revolving Credit Facility and our Term Loan and to enter into our New Credit Facility. For more information on our New Credit Facility, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our New Credit Facility."

valuations over time, and starting mid-2016, incorporated an asset value analysis as well given the deterioration of our cash flow (our operating cash flows trended negative in 2016) and liquidity during that period, leading to the conclusion that incorporating an asset value analysis was appropriate as well.

- The DCF analysis is predicated upon a five-year projection with material assumptions made for revenue, EBITDA margin, capital expenditures and tax rate. Those assumptions are used to arrive at a forecasted free cash flow ("FCF"). We then assume a terminal event at the end of the 5-year projection period and derive an implied terminal value by applying our public company peer group's EBITDA multiple to our projected terminal year EBITDA result. The terminal value and FCF are then discounted using our public company peer group's average weighted average cost of capital ("WACC"). Estimating a five-year projection and the applicable assumptions is highly complex and subjective and determining the appropriate peer group to determine our peer group EBITDA multiple and average WACC is subjective. Our management selects a group of comparable public companies in each valuation exercise whose equity market pricing reflects the market's view on key sector, geographic and service lines similar to those that drive our business.

- The public peer trading analysis is predicated upon the selection of public peers described above and calculating implied trading multiples of enterprise value to EBITDA. These multiples are then applied to our forecasted EBITDA results for the selected forecast period which calculates an implied enterprise value for us. The current net debt is subtracted from the enterprise value to arrive at an equity value. As described above, both forecasting our EBITDA to apply to the market multiple and selecting our peer group involve subjective judgment by management. In addition, because we are not publicly traded, common valuation practice dictates that we apply an illiquidity discount to the implied equity value produced by the public company multiples, and there is subjective judgement in determining the illiquidity discount as well.

- The asset value analysis is a more conservative valuation approach based on the intrinsic liquidation value of our property, plant and equipment and working capital rather than the our cash flow potential. We from time to time obtain asset appraisals completed by an independent third party and will take the most recent appraisal into account in connection with this liquidation analysis. For example, we obtained a third-party appraisal in October 2016 for our Revolving Credit Facility lenders that we considered in connection with performing the asset value analysis in February 2017. There is subjectivity in determining the liquidation values of our assets as there are limited comparable transactions and auctions to clearly point to a market value.

The equity values derived by these three methodologies are then weighted based on relevance and appropriateness given the current market environment at the time the valuation exercise is performed to arrive at a consolidated equity valuation. There is an element of subjectivity to each of the valuation methodologies as well as the weighting of the three methodologies in arriving at fair market value.

Upon the completion of this offering, this critical accounting policy will no longer be a critical or significant estimate in the determination of the fair market value of equity grants to our employees because our common stock will be publicly traded.

Upon the closing of this offering, we will recognize approximately $10.0 million of equity based compensation expense, assuming that this offering closes on February 13, 2018.

Emerging Growth Company

The Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") permits an "emerging growth company" like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

Inflation

Inflation in the U.S. has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2016 and 2015. Although the impact of inflation has been insignificant in recent years, it is still a factor in the U.S. economy and we tend to experience inflationary pressure on the cost of oilfield services and equipment as increasing oil and gas prices increase drilling activity in our areas of operations and the rest of equipment, materials and supplies required for our services increase.

Quantitative and Qualitative Disclosure About Market Risks

The demand, pricing and terms for oil and gas services provided by us are largely dependent upon the level of activity for the U.S. oil and natural gas industry. Industry conditions are influenced by numerous factors over which we have no control, including, but not limited to: the supply of and demand for oil and natural gas; the prices and expectations about future prices of oil and natural gas; the cost of exploring for, developing, producing and delivering oil and natural gas; the expected rates of declining current production; the discovery rates of new oil and natural gas reserves; available pipeline and other transportation capacity; weather conditions; domestic and worldwide economic conditions; political instability in oil-producing countries; environmental regulations; technical advances affecting energy consumption; the price and availability of alternative fuels; the ability of oil and natural gas producers to raise equity capital and debt financing; and merger and divestiture activity among oil and natural gas producers.

The level of activity in the U.S. oil and natural gas E&P industry is volatile. Expected trends in oil and natural gas production activities may not continue and demand for our services may not reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and natural gas production levels and therefore affect demand for our services. A material decline in oil and natural gas prices or U.S. activity levels could have a material adverse effect on our business, financial condition, results of operations and cash flows. Demand for our services has continued to improve since May 2016 after our industry experienced a significant downturn beginning in late 2014. Our improving outlook in both activity levels and margin performance are based on our relative scale and strong positioning in each of our four business segments. Should oil and gas prices again decline, the demand for the services we offer could be negatively impacted.

Interest Rate Risk

We had a cash and cash equivalents balance of $7.8 million at September 30, 2017. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates. Declines in interest rates, however, will reduce future income from cash equivalent investments.

We had $79.1 million outstanding under the Revolving Credit Facility at September 30, 2017, which bears interest at a variable rate generally based on prime plus various factors. As of September 30, 2017, the weighted average interest rate on amounts borrowed under the Revolving Credit Facility was approximately 5.99%. Based on the current debt structure, a 1.0% increase or decrease in the interest rates would increase or decrease interest expense by approximately $1.2 million per year. In connection with the consummation of this offering, we intend to convert $33.6 million of outstanding indebtedness under our Term Loan into shares of common stock of the Company, to fully repay and terminate the Revolving Credit Facility and the remaining borrowings under our Term Loan and to enter into our New Credit Facility. For more information on our New Credit Facility, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our New Credit Facility." Our New Credit Facility is also expected to have a variable interest rate. Our Term Loan has a fixed paid-in-kind interest rate of 10.0% per annum. We do not currently hedge our interest rate exposure.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements.

and reputation impacts our ability to retain and attract new customers. As a result, safety is one of our most important tenets.

- *Experienced management and operating team with track record of achieving growth organically and selectively through acquisitions*. Our executive management team has an average of over 20 years of experience in the energy industry and has overseen the growth of our business segments through both organic means and integrating several successful, accretive acquisitions. Our four business segments are led by seasoned, cycle-tested managers with an average of over 30 years of experience and eight years of service with QES and predecessor companies. Most of our division heads have been affiliated with their respective divisions before acquisition by QES. In addition, our field managers have geological and engineering expertise in the areas in which they operate and understand the regional challenges that our customers face. We believe their knowledge of our industry and business segments enhances our ability to provide client-focused and basin-specific customer service, which we also believe strengthens our relationships with our customers. Our retention of our highly-skilled managers and employees through the industry downturn has resulted in strong operational performance and execution for our customers.

- *Balance sheet flexibility to pursue multiple accretive growth opportunities*. Balance sheet flexibility to pursue multiple accretive growth opportunities**. After giving effect to (i) the conversion of $33.6 million of outstanding indebtedness under our Term Loan into our common stock, (ii) this offering and the use of net proceeds therefrom to fully repay all outstanding borrowings under and terminate our Revolving Credit Facility and our Term Loan and the remainder for general corporate purposes and (iii) the entry into our New Credit Facility, as of September 30, 2017, we would have had $30.7 million of cash on hand and $66.2 million of availability under our New Credit Facility, providing us with the flexibility to pursue opportunities to grow our business. For more information on our New Credit Facility, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our New Credit Facility."

Our History

In 2006, Quintana began assembling what is now QES by acquiring COWS, then a leading provider of pressure pumping services in the Mid-Continent region with over half a century of successful operations. Shortly thereafter in 2007, Quintana acquired DDC, a growing and reputable independent provider of directional drilling services across the U.S. founded in 1998, and OOCC, a cementing services company. From 2008 through 2012, Quintana also acquired three additional directional drilling companies: Twister, Triumph and IDS. In 2013, QES acquired Team CO2. These businesses grew organically over the next several years, and in 2014, Quintana combined the entities, creating a larger multi-service platform to offer complementary services to customers and to pursue further growth and acquisitions. In January 2015 we completed the CAF Acquisition, which expanded our pressure pumping services presence in the Mid-Continent region and provided us with a leading market share in this region at the time.

In December 2015, we acquired the U.S. pressure pumping, directional drilling, wireline and pressure control services businesses from Archer. The Archer Acquisition provided us with increased scale in key operating geographies, strengthened existing product lines and expanded our customer base and geographic reach. Archer's assets nearly doubled our directional drilling MWD kits, enhanced our pressure pumping equipment and significantly upgraded our wireline services. In addition, the Archer Acquisition provided us with an entry into pressure control services which augmented our existing completions-oriented service lines. Since completing the Archer Acquisition and subsequent integration, we have realized over $20 million of annual cost savings due to employee rationalization, enhanced economies of scale and closure and consolidation of facilities.

of Economics and Business Administration (NHH). Our board of directors believes Mr. Skindlo is qualified to serve on our board due to his vast business experience, having founded and served as a director and as an officer of multiple companies, both private and public and service on the boards of numerous non-profit organizations.

Gunnar Eliassen. Mr. Eliassen has served on the Company's board of directors since our formation, and has served on the board of directors of the general partner of Quintana Energy Services LP since January 2017. Mr. Eliassen has been employed by Seatankers Consultancy Services (UK), an affiliated company of Geveran since 2016, where he is responsible for overseeing and managing various public and private investments. Mr. Eliassen's past experience includes Partner at Pareto Securities (New York), where he worked from 2011 to 2015 and was responsible for execution of public and private capital markets transaction with emphasis on the energy sector. Mr. Eliassen received a Master in Finance from the Norwegian School of Economics. Our board of directors believes Mr. Eliassen is qualified to serve on our board due to his extensive experience with public and private investments, including investments in the oil and gas industry.

Rocky L. Duckworth—Director Nominee. Mr. Duckworth has been nominated to serve on our board of directors. From 1984 to 2000, Mr. Duckworth served as the partner-in-charge for the Oklahoma City office at KPMG LLP ("KPMG"), and from 2000 until his retirement in 2010, he served as the energy industry leader of KPMG's audit practice and as KPMG's lead partner for global energy clients. Until his retirement, Mr. Duckworth had been with KPMG or its predecessor firm since 1972. Since his retirement, Mr. Duckworth has been a private investor. Additionally, Mr. Duckworth serves on the Executive Committee, Rules Committee and Peer Review Committee of the Texas State Board of Public Accountancy and he chairs the Technical Standards Review Committee. Mr. Duckworth also serves on the Administration and Finance Committee of the National Association of State Boards of Accountancy. Mr. Duckworth has served on the board of directors of three public companies; Glori Energy, Inc., Northern Tier Energy GP LLC and Magnum Hunter Resources Corp. Mr. Duckworth has a Bachelor of Science in Accounting from Oklahoma State University and he holds a Certified Public Accountant license in Texas and Oklahoma. We believe that Mr. Duckworth's extensive accounting background and his experience as a director of public companies qualify him for service on our board of directors and our audit committee.

Dalton Boutté, Jr.—Director Nominee. Mr. Boutté has been nominated to serve on our board of directors. Mr. Boutté worked for Schlumberger from 1980 until his retirement in 2010. In his last ten years with Schlumberger, Mr. Boutte held various senior level positions, including President for Europe/Africa/CSI (2001 – 2001), Vice President of Worldwide Oilfield Services (2001 – 2003) and President of WesternGeco (2003 – 2009) and also served as Executive Vice President of Schlumberger Limited (2004 – 2010). Mr. Boutté currently serves as an independent director of two privately held companies, Seitel Inc. and Qinterra Technologies. Mr. Boutté has a Bachelor of Science in Civil Engineering from University of New Orleans and was a Visiting Fellow at Massachusetts Institute of Technology. We believe that Mr. Boutté's extensive oilfield services background and his experience as an independent director of companies in the oil and natural gas industry qualify him for service on our board of directors and our audit committee.

Status as a Controlled Company

Because the Principal Stockholders will initially own, on a combined basis, 21,651,491 shares of common stock, representing, on a combined basis, approximately 67.2% of the voting power of our company following the completion of this offering, and because the Principal Stockholders will be deemed a group as a result of the Equity Rights Agreement, we expect to be a controlled company as of the completion of the offering under Sarbanes-Oxley and rules of the NYSE. A controlled company does not need its board of directors to have a majority of independent directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date and at

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Quintana Energy Services Inc., the issuer of common stock in this offering, was incorporated on April 13, 2017 and did not accrue, pay or otherwise incur any liability with respect to compensation for any employees prior to such incorporation. Accordingly, the determination of who qualifies as a named executive officer, and the compensation information described below, is based on the compensation earned by or paid to employees for services provided to Quintana Energy Services LP, our accounting predecessor, and its general partner.

The tables and narrative disclosure below provide compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act.

In accordance with the foregoing, our named executive officers are:

Name	Principal Position
D. Rogers Herndon	Chief Executive Officer, President and Director
Christopher J. Baker	Executive Vice President and Chief Operating Officer
Keefer M. Lehner	Executive Vice President and Chief Financial Officer

In addition, until January 2017, our named executive officers also provided services to Quintana Minerals Corporation and certain of its affiliates. Accordingly, amounts set forth in the Summary Compensation Table below for 2016 only reflect compensation paid to or earned by our named executive officers during fiscal year 2016 for services provided to Quintana Energy Services LP and its general partner.

Summary Compensation Table

The following table summarizes, with respect to our named executive officers, information relating to compensation earned for services rendered in all capacities during the fiscal years ended December 31, 2017 and December 31, 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
D. Rogers Herndon	2017	$403,077	$175,000	$4,777,494	–	–	$5,355,571
Chief Executive Officer, President and Director	2016	$400,205	$ 31,250	–	–	$22,755	$ 454,210
Christopher J. Baker	2017	$355,000	$125,000	$3,782,183	–	$ 5,550	$4,267,733
Executive Vice President and Chief Operating Officer	2016	$350,180	$ 10,000	–	$20,000	$26,916	$ 397,096
Keefer M. Lehner	2017	$268,462	$100,000	$2,587,809	–	$ 4,200	$2,960,471
Executive Vice President and Chief Financial Officer	2016	$259,956	$ 7,500	–	$15,000	$27,961	$ 302,917

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(1) For fiscal year 2017, the amounts in this column reflect retention bonuses earned by our named executive officers during fiscal year 2017 in the following amounts: (a) Mr. Herndon, $175,000, (b) Mr. Baker, $125,000 and (c) Mr. Lehner, $100,000.

(2) For fiscal year 2016, the amounts in this column reflect discretionary bonuses earned by our named executive officers during fiscal year 2016.

(3) The amounts in this column reflect the aggregate grant date fair value of phantom units in Quintana Energy Services LP granted during fiscal year 2017, determined in accordance with FASB ASC Topic 718, Compensation—Stock Compensation, excluding the effect of estimated forfeitures. Each phantom unit generally represents a right to receive one common unit of Quintana Energy Services LP (or, if elected by the board of directors of the general partner of Quintana Energy Services LP, an amount in cash equal to the fair market value thereof) upon (a) the satisfaction of the applicable time-based vesting schedule and (b) the consummation of a "specified transaction." However, we currently anticipate that, in connection with this offering, the phantom units will be equitably adjusted and converted into the right to receive shares of our common stock (or, if elected by our board of directors, cash equal to the fair market value thereof). For information on the terms and conditions of the phantom units, including vesting conditions, please see "Additional Narrative Disclosures—Quintana Energy Services LP Phantom Units" below.

(4) The amounts in this column for 2016 reflect bonuses earned by Messrs. Baker and Lehner pursuant to the 2016 Incentive Compensation Program. For more information on the 2016 Incentive Compensation Program, see "—Additional Narrative Disclosures—Incentive Compensation Program" below.

(5) The amounts in this column for 2017 reflect payments by Quintana Energy Services LP of employer matching contributions to the named executive officers' retirement accounts under the Quintana Energy Services 401(k) Plan during fiscal year 2017. The amounts in this column for 2016 reflect payments by Quintana Energy Services LP of employer matching contributions to the named executive officers' retirement accounts under the Quintana Minerals Corporation Tax Advantaged Thrift Plan and the Quintana Minerals Corporation Retirement Plan during fiscal year 2016. For more information, see "—Additional Narrative Disclosures—Other Benefits" below.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our named executive officers as of December 31, 2017.

	Stock Awards	
	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)**
Name		
D. Rogers Herndon	11,181,355	$5,462,424
Christopher J. Baker	8,622,740	$4,212,464
Keefer M. Lehner	5,827,401	$2,846,858

(1) Represents phantom units granted to our named executive officers that were outstanding as of December 31, 2017 (without giving effect to the reverse stock split that will occur in connection with this offering). For information on the terms and conditions of the phantom units, including vesting conditions, please see "—Additional Narrative Disclosures—Quintana Energy Services LP Phantom Units" below.

(2) This column reflects the aggregate market value of all outstanding unvested phantom units held by each named executive officer on December 31, 2017 and is calculated by multiplying the number of phantom units outstanding on December 31, 2017 by the value of a common unit of Quintana Energy Services LP on such date, which was approximately $0.49.

Additional Narrative Disclosures

Base Salary

Each named executive officer's base salary is a fixed component of compensation that does not vary depending on the level of performance achieved. Base salaries are determined for each named executive officer based on his position and responsibility. Historically, the board of directors of the general partner of Quintana Energy Services LP has reviewed the base salaries for each named executive officer annually as well as at the time of any promotion or significant change in job responsibilities and, in connection with each review, such board of directors has considered individual and company performance over the course of the applicable year. Pursuant to the employment agreements in effect prior to the closing of this offering between the general partner of Quintana Energy Services LP and each named executive officer, a named executive officer's base salary may be increased but not decreased without the named executive officer's written consent.

Cash Bonuses

Our named executive officers have historically been eligible to receive discretionary annual cash incentive bonuses, based on individual performance, company performance and pre-established performance criteria, to recognize their significant contributions and aid in our retention efforts. Historically, the board of directors of the general partner of Quintana Energy Services LP has determined whether each named executive officer was eligible to receive a cash bonus for a given year and sets the amount of such cash bonus.

1,750,000 phantom units were granted to Mr. Baker and 1,125,000 phantom units were granted to Mr. Lehner and on June 1, 2015, 2,500,000 phantom units were granted to Mr. Herndon (such phantom units, the "Original Phantom Units"). In February 2017, our named executive officers were granted additional phantom units (the "New Phantom Units") in the following amounts: Mr. Herndon, 8,681,355 phantom units, (ii) Mr. Baker, 6,872,740 phantom units and (iii) Mr. Lehner, 4,702,401 phantom units. The Original Phantom Units and the New Phantom Units are collectively referred to as "phantom units." For the avoidance of doubt, the foregoing amounts do not take into account the 33.56780 for 1 reverse stock split that will occur in connection with this offering.

Each phantom unit represents the right to receive one common unit of Quintana Energy Services LP (or, if elected by the board of directors of the general partner of Quintana Energy Services LP, an amount in cash equal to fair market value of one common unit of Quintana Energy Services LP) upon full vesting of such phantom unit. In addition, upon full vesting of a named executive officer's phantom units, the named executive officer is entitled to receive the accrued value of any distributions that would have been paid had the named executive officer been a holder of the number of common units subject to the award from the date of grant.

Original Phantom Units

In order to become fully vested, the Original Phantom Units held by our named executive officers must become (i) time vested in accordance with a vesting schedule set forth in each named executive officer's Original Phantom Unit agreement and (ii) event vested upon the consummation of a "Specified Transaction" (as defined in the applicable Original Phantom Unit agreements). Pursuant to an action taken by the board of directors of the general partner of Quintana Energy Services LP in December 2015, all outstanding Original Phantom Units held by our named executive officers became time vested but will not become fully vested until such Original Phantom Units become event vested upon the consummation of a Specified Transaction. On the seventh anniversary of the grant date of an award of Original Phantom Units, any Original Phantom Units that have not fully vested will be automatically terminated and forfeited. The Original Phantom Unit agreements also include certain restrictive covenants, including provisions that generally prohibit our named executive officers from soliciting customers, officers or employees of us or our affiliates during the term of each named executive officer's employment with us and for a period of one year following the termination of such employment.

Once our board adopts the Prior Plan and the Original Phantom Unit agreements, this offering will constitute a Specified Transaction under the Original Phantom Unit agreements and, as a result, Original Phantom Units held by our named executive officers will become fully vested upon the consummation of this offering. In addition, in connection with this offering, the Original Phantom Units will be equitably adjusted and converted into rights to receive shares of our common stock (or, if elected by our board of directors, cash equal to the fair market value thereof).

New Phantom Units

In order to become fully vested, the New Phantom Units held by our named executive officers must become (i) time vested in four equal installments on the first four anniversaries of the applicable date of grant as set forth in each named executive officer's New Phantom Unit agreement (or, if earlier, become 100% time vested upon the consummation of a "Change in Control" (as defined in the applicable New Phantom Unit agreements)) and (ii) event vested upon the consummation of a Change in Control or a "Specified Transaction" (as defined in the applicable New Phantom Unit agreements). On the seventh anniversary of the grant date of an award of New Phantom Units, any New Phantom Units that have not fully vested will be automatically terminated and forfeited. The New Phantom Unit agreements also include certain restrictive covenants, including provisions that generally prohibit our named executive officers from soliciting customers, officers or employees of us or our affiliates during the term of each named executive officer's employment with us and for a period of one year following the termination of such employment.

directors of the Company and its affiliates who perform services for us. The 2018 Plan will replace the Prior Plan, and upon the adoption of the 2018 Plan, no further awards will be granted under the Prior Plan. The following description of the 2018 Plan is based on the form we anticipate adopting, but the 2018 Plan has not yet been adopted and the provisions discussed below remain subject to change. As a result, the following description is qualified in its entirety by reference to the final form of the 2018 Plan once adopted. At this time, we have not made any final decisions regarding whether awards under the 2018 Plan will be granted to any individual in connection with this offering.

The 2018 Plan will provide for potential grants of: (i) incentive stock options qualified as such under U.S. federal income tax laws; (ii) nonstatutory stock options that do not qualify as incentive stock options; (iii) stock appreciation rights; (iv) restricted stock awards; (v) restricted stock units; (vi) bonus stock; (vii) performance awards; (viii) dividend equivalents; (ix) other stock-based awards; (x) cash awards; and (xi) substitute awards.

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2018 Plan.

Administration

Our board of directors, or a committee thereof (as applicable, the "Administrator"), will administer the 2018 Plan pursuant to its terms and all applicable state, federal or other rules or laws. The Administrator will have the power to, among other things, determine to whom and when awards will be granted, determine the amount of awards (measured in cash or in shares of our common stock), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting or exercisability of an award, delegate duties under the 2018 Plan and execute all other responsibilities permitted or required under the 2018 Plan.

Securities to be Offered

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, 3,300,000 shares of our common stock will be available for delivery pursuant to awards under the 2018 Plan. If an award under the 2018 Plan is cancelled, forfeited, exchanged, settled for cash, expires without the actual delivery of shares or results in shares withheld or surrendered to pay any exercise or purchase price or to satisfy taxes applicable to such award, any shares subject to such award will again be available for new awards under the 2018 Plan. Shares of our common stock deliverable under the 2018 Plan may come from (i) authorized but unissued shares; (ii) treasury shares; or (iii) previously issued shares reacquired by us, including on the open market.

Types of Awards

Options—We may grant options to eligible persons including: (i) incentive stock options (only to our employees or those of our subsidiaries) which comply with section 422 of the Code; and (ii) nonstatutory stock options. The exercise price of each option granted under the 2018 Plan will be stated in the option agreement and may vary; however, the exercise price for an option generally may not be less than the fair market value per share of common stock as of the date of grant (or 110% of the fair market value for certain incentive stock options), nor may the option be re-priced without the prior approval of our stockholders. Options may be exercised as the Administrator determines, but not later than ten years from the date of grant (five years for certain incentive stock options). The Administrator will determine the methods and form of payment for the exercise price of an option (including, in the discretion of the Administrator, payment in common stock, other awards or other property) and the methods and forms in which common stock will be delivered to a participant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Transactions with Affiliates

The Term Loan and Warrants

On December 19, 2016, we entered into the Term Loan, by and among Quintana Energy Services LP, certain of its subsidiaries and the lenders party thereto. Under the terms of the Term Loan, as of September 30, 2017, we have received an aggregate of $40 million from Archer Holdco, Robertson QES and Geveran (together, the "Term Loan Lenders"), collectively in exchange for warrants exercisable for an aggregate amount of 227,885,578 common units of Quintana Energy Services LP.

Also pursuant to the Term Loan, we entered into that certain Warrant Agreement, dated December 19, 2016, by and among Quintana Energy Services LP, Archer Holdco, Robertson QES and Geveran, pursuant to which the Term Loan Lenders are given the right to exercise their respective amount of warrants until December 19, 2026 and, upon any corporate conversion of the Company, convert such warrants into common stock of the Company. The warrant holders have advised us that they intend to net exercise the outstanding warrants in connection with our corporate reorganization. See "Summary—Corporate Reorganization" for additional information.

In connection with the corporate reorganization described under "Summary—Corporate Organization," (i) all outstanding warrants held by Archer Holdco, Robertson QES and affiliates of Geveran will be net exercised for common units of Quintana Energy Services LP and exchanged into shares of our common stock and (ii) approximately $33.6 million of outstanding indebtedness under our Term Loan held by Archer, Robertson QES and Geveran will convert into shares of our common stock at the initial public offering price. The net exercise of the warrants, the Term Loan Conversion and the completion of this offering will result in (i) Archer Holdco and its affiliates owning approximately 25.5% of our total common stock, (ii) Robertson QES owning approximately 8.1% of our total common stock, (iii) Geveran and its affiliates owning approximately 13.6% of our total common stock, (iv) Quintana and its affiliates owning approximately 20.1% of our total common stock and (v) the remaining 32.7% of our common stock being held by various other investors and individuals.

In connection with the Term Loan, we also executed that certain Pledge Agreement, dated December 19, 2016, by and among Quintana Energy Services LP, certain of its subsidiaries and Cortland Capital Market Services, LLC ("Cortland"), as administrative agent, pursuant to which we and our subsidiaries pledged and granted to Cortland a continuing lien on and security interest in certain collateral to secure all of our obligations under the Term Loan. We expect the remaining balance under the Term Loan to be repaid with the net proceeds of this offering and the Term Loan and the related Pledge Agreement to be terminated.

For additional detail on the Term Loan, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Term Loan."

The Archer Acquisition

On December 31, 2015, through the Archer Acquisition we acquired from Archer all of the outstanding shares of Archer Pressure Pumping LLC, Archer Directional Drilling Services LLC, Archer Wireline LLC, Archer Leasing and Procurement LLC and Great White Pressure Control LLC (collectively, the "Archer Well Services Entities") in exchange for a 42.0% equity interest in Quintana Energy Services LP. The purchase price, which consisted solely of common units of Quintana Energy Services LP, had a fair value of $92.6 million. No debt was assumed in the transaction.

The table below reflects ownership of our common stock prior to this offering after giving effect to the corporate reorganization described is “Summary—Corporate Reorganization”, including (a) the exchange of existing common units in Quintana Energy Services LP for shares of our common stock, (b) the net exercise by our Principal Stockholders of outstanding warrants for common units in Quintana Energy Services LP and their exchange of those common units for shares of our common stock, (c) our 33.56780 for 1 reverse stock split and (d) the Term Loan Conversion. The table below reflects the vesting of the phantom units described in “Executive Compensation and Other Information—Original Phantom Units” upon the consummation of this offering. The table does not reflect any common stock that directors and officers may purchase in this offering through the reserved share program described under “Underwriting (Conflicts of Interest).” The selling stockholders listed in the table below are not selling any shares other than in connection with the underwriters’ option to purchase additional shares.

	Shares Beneficially Owned Prior to the Offering(1)		Shares Beneficially Owned After the Offering		Shares Beneficially Owned After the Offering Assuming Underwriters’ Option to Purchase Additional Shares is Exercised in full	
	Number	%	Number	%	Number	%
Principal and Selling Stockholders						
Quintana Energy Partners, L.P.(2)	5,345,505	23.5	5,345,505	16.6	4,958,019	15.4
Quintana Energy Fund-FI, LP(3)	795,018	3.5	795,018	2.5	737,389	2.3
Quintana Energy Fund-TE, LP(4)	319,001	1.4	319,001	*	295,877	*
Archer Holdco LLC(5)	8,212,933	36.1	8,212,933	25.5	7,677,630	23.8
Geveran Investments Limited(6)	4,375,517	19.2	4,375,517	13.6	4,118,619	12.8
Robertson QES Investment LLC(7)	2,603,517	11.4	2,603,517	8.1	2,475,068	7.7
Directors and Executive Officers						
Rogers Herndon(8)	5,519	*	84,459	*	84,459	*
Christopher J. Baker(8)	3,942	*	59,200	*	59,200	*
Keefer M. Lehner(8)	2,366	*	37,888	*	37,888	*
Corbin J. Robertson, Jr.(2)(3)(4)(7)	9,074,866	39.6	9,074,866	28.2	8,478,178	26.3
Dag Skindlo	0	*	0	*	0	*
Gunnar Eliassen	0	*	0	*	0	*
Dalton Boutté	0	*	0	*	0	*
Rocky L. Duckworth	0	*	0	*	0	*
All Directors and Executive Officers as a Group (9 persons)	**9,086,693**	**39.6**	**9,256,413**	**28.7**	**8,659,725**	**26.9**

* Less than 1%

(1) The information in this prospectus regarding the number of shares issued to these Principal Holders in connection with the net exercise of all outstanding warrants and the Term Loan Conversion is based on an assumed initial public offering price of $13.50, the midpoint of the range set forth on the cover of this prospectus. A $1.00 increase (decrease) in the initial public offering price would decrease (increase) the number of shares issued in connection with the net exercise of warrants and the Term Loan Conversion, which would decrease (increase) the aggregate percentage of common stock held by our Principal Stockholders by approximately 0.2%.

(2) The general partner of Quintana Energy Partners, L.P., Quintana Capital Group, L.P., has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares. Quintana Capital Group, L.P. disclaims beneficial ownership of the reported shares in excess of its pecuniary interest in the shares. Quintana Capital Group GP, Ltd. may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares by virtue of Quintana Capital Group GP, Ltd. being the sole general partner of Quintana Capital Group, L.P. Quintana Capital Group GP, Ltd. disclaims beneficial ownership of the reported shares in excess of its pecuniary interest in the shares. The board of directors of Quintana Capital Group GP, Ltd. consists of Donald L. Evans, Warren S. Hawkins, Corbin J. Robertson, Jr., Corbin J. Robertson III and William K. Robertson, none of whom individually have voting and dispositive power over these shares. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein.

(3) The general partner of Quintana Energy Fund-FI, L.P., Quintana Capital Group, L.P., has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares. Quintana Capital Group, L.P. disclaims beneficial ownership of the reported shares in excess of its pecuniary interest in the shares. Quintana Capital Group GP, Ltd. may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares

by virtue of Quintana Capital Group GP, Ltd. being the sole general partner of Quintana Capital Group, L.P. Quintana Capital Group GP, Ltd. disclaims beneficial ownership of the reported shares in excess of its pecuniary interest in the shares. The board of directors of Quintana Capital Group GP, Ltd. consists of Donald L. Evans, Warren S. Hawkins, Corbin J. Robertson, Jr., Corbin J. Robertson III and William K. Robertson, none of whom individually have voting and dispositive power over these shares. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein.

(4) The general partner of Quintana Energy Fund-TE, L.P., Quintana Capital Group, L.P., has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares. Quintana Capital Group, L.P. disclaims beneficial ownership of the reported shares in excess of its pecuniary interest in the shares. Quintana Capital Group GP, Ltd. may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares by virtue of Quintana Capital Group GP, Ltd. being the sole general partner of Quintana Capital Group, L.P. Quintana Capital Group GP, Ltd. disclaims beneficial ownership of the reported shares in excess of its pecuniary interest in the shares. The board of directors of Quintana Capital Group GP, Ltd. consists of Donald L. Evans, Warren S. Hawkins, Corbin J. Robertson, Jr., Corbin J. Robertson III and William K. Robertson, none of whom individually have voting and dispositive power over these shares. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein.

(5) Archer Holdco LLC is wholly owned by Archer Well Company Inc., which is indirectly wholly owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares. The board of directors of Archer Limited consists of Alf Ragnar Lovdal, John Reynolds, Kate Blankenship, Giovanni Dell'Orto and Dag Skindlo, none of whom individually have voting and dispositive power over these shares. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. The mailing address for Archer Holdco LLC is 5510 Clara Rd., Houston, Texas 77041.

(6) Geveran Investments Limited is indirectly owned by trusts established by John Fredricksen for the benefit of his immediate family. Mr. Fredricksen has voting and dispositive power over these shares and may be deemed to have beneficial ownership of these shares. Mr. Fredricksen expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. The mailing address for Geveran Investments Limited is Deana Beach Apartments Block 1, 4th Floor, Promachou Eleftherias Street Ayos Athanasios, Limassol 4103, Cyprus.

(7) The sole manager of Robertson QES Investment LLC has voting and dispositive power over these shares. Corbin J. Robertson, Jr. serves as sole manager of Robertson QES Investment LLC and expressly disclaims ownership over these shares, except to the extent of any pecuniary interest therein. The mailing address for Robertson QES Investment LLC is 1415 Louisiana Street, Suite 2400, Houston, Texas 77002.

(8) For each of Messrs. Herndon, Baker, and Lehner, includes shares of common stock issuable within 60 days of the closing of this offering in connection with the settlement of certain phantom units granted under the Quintana Energy Services LP Long-Term Incentive Plan, in the amounts of 78,940, 55,258, and 35,522 shares, respectively.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, after giving effect to the corporate reorganization described in "Summary—Corporate Reorganization", including (a) the exchange of existing common units in Quintana Energy Services LP for shares of our common stock, (b) the net exercise by our Principal Stockholders of outstanding warrants for common units in Quintana Energy Services LP and their exchange of those common units for shares of our common stock, (c) our 33.56780 for 1 reverse stock split and (d) the Term Loan Conversion, the authorized capital stock of Quintana Energy Services Inc. will consist of 160,000,000 shares of common stock, $0.01 par value per share, of which 32,202,096 shares will be issued and outstanding and 10,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Quintana Energy Services Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Voting Rights. Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights.

Dividend Rights. Holders of shares of our common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 10,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws described below, will contain provisions that could make the following transactions

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 32,202,096 shares of common stock. Of these shares, all of the 9,259,259 shares of common stock (or 10,648,148 shares of common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by the Existing Investors will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and officers, the selling stockholders and our Principal Stockholders have agreed not to sell any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting (Conflicts of Interest)" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled

UNDERWRITING (CONFLICTS OF INTEREST)

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Piper Jaffray & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement between us, the selling stockholders, and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Piper Jaffray & Co.	
Citigroup Global Markets Inc.	
Barclays Capital Inc.	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Evercore Group L.L.C.	
Stephens Inc.	
Total	9,259,259

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares of common stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount to be paid by us	$	$	$
Underwriting discount to be paid by the selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

In addition to the underwriting discount to be paid by us, we have agreed to reimburse the underwriters for certain of their out-of-pocket expenses incurred in connection with this offering, including the reasonable fees and disbursements of counsel for the underwriters in connection with any required review of the terms of the reserved share program, the fees and expenses of the qualified independent underwriter and any required review of the offering by FINRA, which we estimate to be approximately $. The expenses of the offering, not including the underwriting discount, are estimated at $4.3 million and are payable by us.

Option to Purchase Additional Common Stock

The selling stockholders have granted an option to the underwriters to purchase up to 1,388,889 additional shares of common stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to that underwriter's initial amount reflected in the above table. Any shares of common stock sold under the option will be sold on the same terms and conditions as the other shares of common stock that are the subject of this offering.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common stock offered by this prospectus for sale to persons who are directors, officers, distributors, dealers or employees of us or our affiliates and certain other persons with relationships with us and our affiliates. If these persons purchase reserved shares of common stock, the purchased shares of common stock will reduce the number of shares of common stock available for sale to the general public. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

No Sales of Similar Securities

We and our executive officers and directors, the selling stockholders and the Principal Stockholders have agreed not to sell or transfer any shares of common stock or securities convertible into, exchangeable for, exercisable for or repayable with shares of common stock, for 180 days after the date of this prospectus, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Piper Jaffray & Co. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

- offer, pledge, sell or contract to sell any shares;

- sell any option or contract to purchase any shares;

- purchase any option or contract to sell any shares;

- grant any option, right or warrant for the sale of any shares;

- lend or otherwise dispose of or transfer any shares;

- request or demand that we file a registration statement related to the shares; or

- enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee and FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$ 15,563
FINRA filing fee	19,250
NYSE listing fee	150,000
Accountants' fees and expenses	1,696,606
Legal fees and expenses	1,700,000
Printing and engraving expenses	600,000
Transfer agent and registrar fees	10,000
Miscellaneous	108,581
Total	$4,300,000

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our amended and restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's amended and restated certificate of incorporation, amended and restated bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities.

In addition, we intend to enter into indemnification agreements with our current directors and executive officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

In connection with our corporate formation, we issued 1,000 shares of common stock to QES Holdco LLC on April 13, 2017 for $10.00 in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering.

In connection with the corporate reorganization described in this registration statement, we intend to issue an aggregate of 20,451,574 shares of our common stock to the Existing Investors in exchange for their respective direct or indirect common units in Quintana Energy Services LP and their direct or indirect membership interests in QES Holdco LLC at or prior to the closing of this offering. Additionally, in connection with the conversion of our Term Loan described in this registration statement, we intend to issue an aggregate of 2,491,263 shares of our common stock to the lenders under our Term Loan at or prior to the closing of this offering. The shares of our common stock described in this Item 15 will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering.

Item 16. Exhibits and financial statement schedules

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and

INDEX TO EXHIBITS

Exhibit Number	Description
▲▲+1.1	Form of Underwriting Agreement
▲▲+2.1	Form of Master Reorganization Agreement, by and among the Company and the various entities parties thereto
+3.1	Certificate of Incorporation of Quintana Energy Services Inc.
+3.2	Certificate of Amendment to Certificate of Incorporation of Quintana Energy Services Inc.
▲▲+3.3	Form of Second Certificate of Amendment to Certificate of Incorporation of Quintana Energy Services Inc. (to be entered into in connection with our corporate reorganization)
▲▲+3.4	Form of Amended and Restated Certificate of Incorporation of Quintana Energy Services Inc. (to be entered into in connection with the 33.56780 for 1 reverse stock split)
+3.5	Bylaws of Quintana Energy Services Inc.
+3.6	Form of Amended and Restated Bylaws of Quintana Energy Services Inc.
+4.1	Form of Second Amended and Restated Equity Rights Agreement, by and among QES Holdco LLC, Quintana Energy Services LP, Quintana Energy Services GP LLC, Quintana Energy Partners, L.P., Quintana Energy Fund-FI, LP, Quintana Energy Fund-TE, LP, Archer Holdco LLC, Robertson QES Investment LLC and Geveran Investments Limited
▲▲+4.2	Form of Registration Rights Agreement, by and among the Company and the various parties thereto
+5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
+10.1	Credit Agreement, dated as of September 9, 2014, among QES Holdco LLC, as Borrower, certain of the subsidiaries of Borrower party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders, and Amegy Bank National Association, as Administrative Agent, Issuing Bank and Swing Line Lender
+10.2	Assignment, Release, Consent and First Amendment to Credit Agreement, dated January 9, 2015, by and among Quintana Energy Services LP, as Borrower, certain subsidiaries of Borrower party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders and ZA, N.A. DBA Amegy Bank, as Administrative Agent, Issuing Bank and Swing Line Lender
+10.3	Second Amendment to Credit Agreement, dated December 31, 2015, by and among Quintana Energy Services LP, as Borrower, certain subsidiaries of Borrower party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders and ZA, N.A. DBA Amegy Bank, as Administrative Agent, Issuing Bank and Swing Line Lender
+10.4	Third Amendment and Waiver to Credit Agreement, dated December 19, 2016, by and among Quintana Energy Services LP, as Borrower, certain subsidiaries of Borrower party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders and ZA, N.A. DBA Amegy Bank, as Administrative Agent, Issuing Bank and Swing Line Lender
+10.5	Second Lien Credit Agreement, dated December 19, 2016, by and among Quintana Energy Services LP, as Borrower, certain subsidiaries of Borrower party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders and Cortland Capital Market Services LLC, as Administrative Agent
+10.6	Pledge Agreement, dated December 19, 2016, by and among Quintana Energy Services LP, as Borrower, certain subsidiaries of the Borrower party thereto, as Guarantors, and together with Borrower, the Pledgors, and Cortland Capital Market Services, LLC, as Administrative Agent